Filed by Prologium Holding Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Translational Development Acquisition Corp.

Commission File No.: 001-42451

Date: July 28, 2026

On July 28, 2026, ProLogium published the following press release:

ProLogium and Translational Development Acquisition Corp. Announce $50 Million Committed Primary Capital Investment to Support Proposed Business Combination

•	Investment consists of $50 million of committed capital from existing investors of ProLogium at the previously announced pre-money valuation of ProLogium of approximately $3.8 billion

•	Proceeds form part of the previously announced target financing to support ProLogium’s proposed business combination with TDAC

•

ProLogium expects to use proceeds to support the continued scale-up of its next-generation lithium ceramic battery production and advance construction of its planned gigafactory in Dunkirk, France, supported by its subsidy package of up to €1.375 billion from the Government of the French Republic

TAIPEI, Taiwan & NEW YORK – July 27, 2026 – Prologium Holding Inc. (“ProLogium” or the “Company”), a global leader in the innovation and manufacturing of next-generation lithium ceramic batteries, and Translational Development Acquisition Corp. (“TDAC”) (Nasdaq: TDAC), a special purpose acquisition company, today announced that ProLogium and TDAC have secured commitments for a $50 million primary capital investment from a consortium of existing ProLogium shareholders to support the previously announced business combination that would result in ProLogium becoming a publicly listed company (the “Transaction”).

Secured as part of an overall capital raise tied to the Transaction, this investment is expected to support ProLogium’s continued scale-up of its next-generation lithium ceramic battery production, advance construction of its planned gigafactory in Dunkirk, France, and drive ProLogium’s expansion into adjacent applications including data centers, aerospace and robotics.

Vincent Yang, Founder and CEO of ProLogium, commented, “This investment is another step forward as we work toward completing our transaction with TDAC. It reflects the confidence our investors have in ProLogium’s technology and our ability to execute, and it brings us closer to the capital we need to scale our next-generation lithium ceramic batteries and advance our Dunkirk gigafactory.”

Michael B. Hoffman, Chairman and CEO of TDAC, added, “We are pleased to see continued insider investor support for ProLogium as we move toward closing. This investment represents a strong vote of confidence in the Company’s vision and is a meaningful part of the financing behind our transaction and reflects the same conviction in ProLogium’s technology and growth plan that led us to partner with Vincent and his team.”

Advisors

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, is acting as the Exclusive Financial Advisor, Lead Capital Markets Advisor and Placement Agent to ProLogium. Credit Agricole Securities (USA) Inc. (and its affiliates, including Crédit Agricole Corporate and Investment Bank) is acting as a Placement Agent to ProLogium. Sullivan & Cromwell LLP and LCS & Partners are serving as legal advisors to ProLogium. BTIG, LLC, is acting as the Exclusive Financial Advisor, Lead Capital Markets Advisor and Placement Agent to TDAC. Venable is serving as legal advisor to TDAC.

About ProLogium

Founded in 2006, ProLogium is an energy innovation company dedicated to the development and manufacturing of next-generation lithium ceramic batteries, holding over 1,100 global patents (granted and pending). In 2013, ProLogium commercialized solid-state batteries, primarily for use in smartphones charging cases and since then, ProLogium has delivered in the aggregate more than 2.4 million battery products to its collaboration partners and customers, including cells used in automotive audio systems and approximately 10,000 samples for automotive applications. In 2025, ProLogium introduced superfluidized inorganic next generation lithium ceramic battery, integrating the advantages of solid-state and liquid type batteries and redefining next-generation battery technology with scalable manufacturability and cost competitiveness. In 2026, ProLogium once again received the Edison Awards Gold Award for its superfluidized inorganic next generation lithium ceramic battery technology.

With more than 13 years of manufacturing know-how, ProLogium is among the first companies to successfully commercialize a high-efficiency roll-to-roll coated ceramic separator manufacturing process and its Taoke facility announced that it was the first commercial next-generation lithium ceramic battery gigafactory to publicly display the production line—reflecting that next generation lithium ceramic batteries represent a feasible solution for scalable manufacturing rather than a laboratory project. ProLogium’s first GWh-class gigafactory, Taoke facility, is located in Taoyuan, Taiwan. In 2024, ProLogium established its first overseas R&D center in Paris-Saclay, France, providing customized technical support for the European market. ProLogium’s second battery gigafactory is located in Dunkirk, France, where groundbreaking for its Phase 1 facility took place in February 2026 and the project is proceeding to the detailed design and construction stage. The Phase 1 facility will have a designed production capacity of 4.0 GWh when complete, which ProLogium expects to achieve gradually by 2030. The Dunkirk facility site will have a maximum designed production capacity of 44.0 GWh and is intended to work closely with ProLogium’s Paris-Saclay R&D center.

About TDAC

TDAC is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TDAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location, and intends to focus on industries that complement its management team’s background and intends to capitalize on the ability of its management team to identify and acquire a business.

TDAC’s management team is led by Michael B. Hoffman, its chief executive officer and chairman of the board of directors, and Avanindra C. Das, chief financial officer. In addition, TDAC’s board includes E. Premkumar Reddy, Curtis T. Keith, Matthew A. Kestenbaum and Christopher Jarratt.

Important Information and Where to Find It

In connection with the Transaction, ProLogium has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to ProLogium’s securities to be issued in connection with the Transaction and a proxy statement with respect to the shareholder meeting of TDAC to vote on the Transaction. This communication, including the investment described herein, does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, shareholders of TDAC, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY, the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents filed with the SEC, because these documents will contain important information about ProLogium, TDAC and the Transaction. After the registration statement is declared effective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of TDAC as of a record date to be established for voting on the Transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to ProLogium and TDAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the anticipated use of proceeds from the investment described herein, projections of market opportunity, number of customers or users and market share, the capability of ProLogium’s technology, ProLogium’s business plans including its plans to expand globally, the sources and uses of proceeds from the Transaction, the anticipated enterprise value of the combined company following the consummation of the Transaction, any benefits of ProLogium’s partnerships, strategies or plans as they relate to the Transaction, anticipated benefits of the Transaction and expectations related to the terms and timing of the Transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on ProLogium and TDAC’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond ProLogium and TDAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for ProLogium or TDAC to predict these events or how they may affect ProLogium or TDAC. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the Transaction, which is expected to be filed by ProLogium with the SEC and other documents filed by ProLogium or TDAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ProLogium nor TDAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could delay, impede or prevent the business combination or give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ProLogium or TDAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ProLogium and TDAC or of the parties to satisfy other conditions to closing; the level of redemptions by TDAC’s public shareholders; the ability to maintain the stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ProLogium or TDAC as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; costs related to the business combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of ProLogium to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the business combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business, and/or competitive factors; risks associated with ProLogium’s efforts to commercialize its products; ProLogium’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on ProLogium’s business; intellectual property-related claims against ProLogium or the combined company; ProLogium’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; ProLogium’s ability to source the raw materials for its products; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 filed by ProLogium with the SEC and those included under the heading “Risk Factors” in the final prospectus for TDAC’s initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, and its annual report on Form 10-K for year ended December 31, 2025 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither ProLogium nor TDAC presently knows or that ProLogium and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ProLogium, TDAC, their respective directors, officers or employees or any other person that ProLogium and TDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ProLogium and TDAC as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither ProLogium nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of ProLogium or TDAC as of any date subsequent to the date of this communication.

Participants in Solicitation

ProLogium and TDAC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of TDAC and their ownership is set forth in TDAC’s filings with the SEC, including TDAC’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, its Form 10-K for the year ended December 31, 2025 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TDAC’s shareholders in connection with the Transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus filed by ProLogium with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of ProLogium or TDAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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